UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 23, 2020

LEO HOLDINGS CORP.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-38393	98-1399727
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

21 Grosvenor Place London	SW1X 7HF
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +44 20 7201 2200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	LHC.U	New York Stock Exchange
Class A ordinary shares included as part of the units	LHC	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	LHC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

On April 23, 2020, Digital Media Solutions Holdings, LLC (“DMS”) and Leo Holdings Corp. (“Leo”) announced that Leo and DMS have entered into a definitive business combination agreement (the “Business Combination Agreement”). A copy of the Business Combination Agreement will be filed as an exhibit to an amendment to this Current Report on Form 8-K.

Item 7.01	Regulation FD Disclosure.

On April 23, 2020, Leo issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Leo has prepared for use in connection with various meetings and conferences with investors.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Additional Information

In connection with the proposed transaction (the “Business Combination”), Leo intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination. Investors and security holders of Leo are advised to read, when available, the proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp., 21 Grosvenor Place, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Leo’s directors and officers in Leo’s filings with the SEC, including Leo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020, as well as in the Registration Statement, which will include the proxy statement of Leo for the Business Combination. Shareholders can obtain copies of Leo’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and DMS’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and DMS’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and DMS’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Leo and DMS following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DMS or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” in the Registration Statement, and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Leo does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated April 23, 2020.

99.2	Investor Presentation, dated April 23, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 23, 2020	LEO HOLDINGS CORP.

	By:	/s/ Simon Brown
	Name:	Simon Brown
	Title:	Secretary

Exhibit 99.1

DIGITAL MEDIA SOLUTIONS HOLDINGS, LLC AND LEO HOLDINGS CORP. ANNOUNCE

EXECUTION OF BUSINESS COMBINATION AGREEMENT

*Transaction Will Introduce Digital Media Solutions as a Publicly Listed Company to Trade on the NYSE

*DMS MarTech-Enabled, Diversified Business Model Proving Resilient in Current Environment

*Institutional Investors Have Committed $100 million Cash in Private Placement to Close Concurrently with Transaction

*Business Combination Expected to Close by July 2020

LONDON, UK & CLEARWATER, FLORIDA – April 23, 2020 – Digital Media Solutions Holdings, LLC (“DMS” or the “Company”) and Leo Holdings Corp. (NYSE: LHC) (“Leo”), a publicly traded special purpose acquisition company, announced today that Leo and DMS have entered into a definitive business combination agreement (the “Business Combination Agreement”).

DMS is a martech-enabled business capitalizing on the secular shift of advertising dollars from traditional offline channels to online digital channels by helping connect consumers and advertisers with innovative performance-driven brand and marketplace solutions. DMS deploys a robust database of consumer intelligence and leverages significant proprietary media distribution to a diverse set of advertisers across a variety of end markets including but not limited to insurance, education, health & wellness, consumer finance and home services.

Immediately following the closing of the proposed transaction (the “Business Combination”), Leo intends to change its name to Digital Media Solutions, Inc. (“New DMS”). The current DMS executive management team, led by co-founders Joe Marinucci and Fernando Borghese, will lead New DMS, which is expected to trade on the New York Stock Exchange. The Business Combination will introduce DMS to the equity capital markets as a publicly listed company with a total enterprise value of $757 million or 13.2x the Company’s fiscal year 2020 expected Adjusted EBITDA of $57 million and 10.0x the Company’s fiscal year 2021 expected Adjusted EBITDA of $75 million.

The DMS management team currently owns 54% of the Company, with private equity funds managed by Clairvest Group, Inc. (TSX: CVG) (“Clairvest”) owning the remaining 46%. The DMS management team and the Clairvest private equity funds are expected to retain a significant continuing equity interest in New DMS, representing over 40% of the New DMS economic interests and over 50% of the voting interests in New DMS, assuming no redemptions by Leo’s public shareholders. This percentage is subject to change depending on the number of Class A ordinary shares of Leo that are redeemed by Leo’s public shareholders in connection with the Business Combination.

DMS Company Highlights

DMS leverages proprietary technology solutions, significant proprietary media distribution and data-driven processes to help large brands acquire their customers. DMS helps clients de-risk marketing spend across digital channels through its pay-for-performance model, meaning the Company is paid to deliver customers rather than impressions. The Company delivers results using a diversified portfolio of owned and operated vertical marketplaces, which match consumers with relevant offers within each vertical (e.g., insurance), as well as full-funnel customer acquisition programs where DMS attracts and converts customers on a brand’s behalf. DMS has developed significant barriers to entry including its proprietary, privacy-compliant database of over 150 million consumer profiles built via over $1 billion of ad spend on the DMS platform, and its white label software tools that embed DMS’ position inside marketing departments. The Company has consistently proven its ability to produce results for large brands, as evidenced by DMS’ 95% customer retention rate.

“We were quickly attracted to DMS’ combination of technology solutions, diversified blue-chip customer base and, most importantly, their high free cash flow conversion profile. While the current environment is presenting unique challenges to all companies, DMS is benefitting from marketers trying to reach growing audiences. DMS is well-positioned to take advantage of an ongoing, large-scale shift of marketing dollars to digital performance-based solutions,” said Lyndon Lea, Chairman and Chief Executive Officer of Leo.

Joe Marinucci, CEO of DMS, added: “Over the past decade, we have been a critical partner to large global brands in acquiring new customers and deploying marketing spend efficiently. We’ve built a diversified, sector-agnostic business model that counts Fortune 100 companies across the Insurance, Finance, Education, Health & Wellness and Home Services verticals as customers. We’re thrilled to achieve this exciting milestone together with Leo, and look forward to further accelerating our growth as a public company.”

Addressing the macroeconomic volatility resulting from the COVID-19 crisis, Marinucci added, “Our highly diversified, martech-driven business model is proving resilient. In today’s environment, there is no greater decision that marketers face than the one on how to spend their dollars most efficiently. Our solutions are perfectly suited given they are 100% focused on return on investment with linear accountability to each dollar spent. Performance across our portfolio of verticals can be characterized in one of three ways:

•

A significant portion of our revenue comes from verticals that are in the early stages of transition to digital and therefore continuing on an elevated growth trajectory like Insurance, Health & Wellness and Direct-to-Consumer products.

•	Some verticals such as Education are counter-cyclical, with limited impact to client activity.

•

Certain marketplace solutions have been impacted, particularly in Consumer Finance given the reduction in demand for credit card, lending and other personal banking services. Consumer Finance represented only approximately 11% of total revenue last year, and we are optimistic that banks will increase marketing spend as consumer demand returns following COVID-related disruption. We are nonetheless being disciplined on the cost side, and have multiple levers to align expenses with any changes in revenue.”

Key Transaction Terms

Immediately prior to the closing of the Business Combination, Leo will domesticate as a Delaware corporation and additional investors will purchase $100 million of Class A common stock of Leo in a private placement at $10.00 per share. The Business Combination, which was approved unanimously by Leo’s board of directors and the Company’s board of managers, is expected to close prior to July 31, 2020, subject to customary closing conditions, including U.S. antitrust clearance and approval of Leo’s shareholders. In addition, under the terms of the Business Combination Agreement, cash held in Leo’s trust account, net of redemptions, and the gross proceeds of the private placement must be no less than $200 million, and such cash will be used (i) to pay $30 million to DMS to be held on its balance sheet, (ii) to pay down $10 million of DMS’s current credit facility, (iii) to pay the parties’ transaction costs and (iv) to pay the cash portion of the consideration payable to the current DMS equity holders.

Upon closing, New DMS will introduce a high caliber Board of Directors, all of whom will possess highly relevant experience critical to driving the New DMS business forward. The Board will be chaired by Mary Minnick, formerly the Global President of Marketing, Strategy and Innovation at The Coca-Cola Co. Ms. Minnick currently serves on the boards of the Target Corporation, Glanbia, plc and Leo. In addition, the remaining Board members will include Robbie Isenberg (Managing Director, Clairvest Group), Lyndon Lea (Chairman & CEO, Leo), Robert Darwent (CFO, Leo), James Miller (General Counsel and Corporate Secretary, Clairvest Group), Joe Marinucci (CEO, DMS) and Fernando Borghese (COO, DMS).

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For additional information on the Business Combination, see Leo’s Current Report on Form 8-K, which will be filed promptly, and other filings with the U.S. Securities and Exchange Commission (“SEC”), which can be obtained, without charge, at the website of the SEC at www.sec.gov.

Advisors

Citigroup Global Markets Inc. acted as financial advisor, capital markets advisor and private placement agent to Leo. Kirkland & Ellis LLP acted as legal counsel to Leo. Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to DMS.

About Digital Media Solutions LLC

DMS is a leading global martech company leveraging innovative, performance-driven brand and marketplace solutions to connect consumers and advertisers. DMS deploys a robust database of consumer intelligence and leverages its industry-leading digital media distribution to provide customer acquisition campaigns that grow businesses, offer visibility into the customer experience and provide accountability for every media dollar spent.

About Leo Holdings Corp.

Leo is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Business Combination, Leo intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This press release is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination. Investors and security holders of Leo are advised to read, when available, the proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp., 21 Grosvenor Place, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Leo’s directors and officers in Leo’s filings with the SEC, including Leo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020, as well as in the Registration Statement, which will include the proxy statement of Leo for the Business Combination. Shareholders can obtain copies of Leo’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and DMS’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements

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as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and DMS’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and DMS’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Leo and DMS following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DMS or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” in the Registration Statement, and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Leo does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Non-GAAP Financial Measure and Related Information

This press release references EBITDA and Adjusted EBITDA, which are financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures do not have a standardized meaning, and the definition of EBITDA or Adjusted EBITDA used by DMS may be different from other, similarly named non-GAAP measures used by others operating in DMS’ industry. In addition, such financial information is unaudited and/or does not conform to SEC Regulation S-X and as a result such information may be presented differently in future filings by New DMS with the SEC.

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Contacts:

For Digital Media Solutions LLC

Kathy Bryan

201-477-7727

KBryan@dmsgroup.com

For Leo Holdings Corp.

Sherif Guirgis

(310) 800-1005

guirgis@lioncapital.com

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Data-Driven Digital Marketing Technology Partner for Large Global Brands April 2020 Exhibit 99.2

Disclaimer This investor presentation (“Investor Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Leo Holdings Corp. (“Leo”) and Digital Media Solutions, LLC (“DMS” or the “Company”). The information contained herein does not purport to be all-inclusive and none of Leo and DMS nor their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Investor Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision. Forward-Looking Statements. Certain statements in this presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or Leo’s or the Company’s future financial or operating performance. For example, projections of future EBITDA, Adjusted EBITDA, EBITDA Growth, EBITDA Margin, Pro Forma Adjusted EBITDA, Unlevered Free Cash Flow, Unlevered Free Cash Flow Conversion, Revenue, Revenue renewal rates, Capital Expenditures and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Leo and its management, and DMS and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including competition and general economic conditions for the Company and its management, and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Leo nor the Company undertakes any duty to update these forward-looking statements. Use of Projections. This Investor Presentation contains financial forecasts of the Company. Neither the Company’s independent auditors, nor the independent registered public accounting firm of Leo, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Investor Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Investor Presentation. These projections should not be relied upon as being necessarily indicative of future results. Additional Information. In connection with the Business Combination, Leo intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This Investor Presentation is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination. Investors and security holders of Leo are advised to read, when available, the proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp., 21 Grosvenor Place, London SW1X 7HF, United Kingdom. Participants in the Solicitation. Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Leo’s directors and officers in Leo’s filings with the SEC, including Leo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020, as well as in the Registration Statement, which will include the proxy statement of Leo for the Business Combination. Shareholders can obtain copies of Leo’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov. No Offer or Solicitation. This Investor Presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 and otherwise in accordance with applicable law. The historical financial information is based on financials prepared pursuant to generally accepted accounting principles under standards established by the AICPA Auditing Standards Board. When the proxy statement/registration statement is filed with the SEC public company standards set by the Public Company Accounting Oversight Board will be applied which could lead to different financial results. In addition, certain historical financial information is based on unaudited estimates for certain periods, and the Company's actual historical financial information for those periods could differ materially from such estimates. 1

Table of Contents Business Overview 7 I. Financial Highlights 19 II. Business Combination III. 23 Appendix: Investment Highlights 27

Leo’s Investment Thesis Compelling Valuation Strong Management Team and Culture of Compliance Powerful Financial Engine with High FCF Conversion Proven M&A Playbook & Robust Pipeline Results-Driven Model Creates Sticky, Recurring Revenue Base Diversified Revenue Model Across High-Value Verticals Proprietary and 1st Party Data-Driven Technology Platform Large, Underpenetrated and Rapidly Growing TAM 1 2 3 4 5 6 7 8 2

1. Business Overview

Strategic Partner Providing Digital Marketing Tech to Large Brands DMS leverages its proprietary technology and data-driven processes to help large brands acquire their customers across high value verticals, including: We de-risk our partners’ marketing spend as we deliver customers, not just clicks and impressions We help marketers deploy digital ad spend to acquire customers via: Vertical Marketplaces where we attract consumer traffic via paid search placement and present relevant offers within our verticals; our customer acquisition model is highly flexible and has no algorithm risk Full-funnel customer acquisition programs (DMS attracts and converts customers on brand’s behalf) Our proprietary assets: Owned & operated websites Database of 150mm consumer profiles White Label Software Services Pay-for-performance partner: we are paid to deliver customers to brands and have proven our ability to do so 95% customer retention rate1 Proprietary data assets: database of 150mm consumer profiles built via historical ad spend on DMS platform – a significant barrier to entry $1.0bn+ of ad spend on DMS platform since 2012 Software as a service: white-label software tools that allow brands to track their marketing spend and consumer responses in real-time Sector agnostic model: DMS captures growth across verticals Insurance Consumer Finance Education Brands Home Services Health & Wellness What Do We Do? How Do We Do It? Why DMS Stands Out? 3 1. Reflects data through 2018. Retained clients in current year are defined as clients who generated sales in both the previous year and in the current year. % Revenue from retained clients for any given year is calculated as previous year revenue generated for retained clients in given year over the total revenue from the previous year. Data excludes trial clients, development billings, and clients with less than 4 months of activity.

Rapidly Growing Business Model A Powerful Financial Engine… …Driven by Delivering Tangible Results for Large Brands $340 ’20E Revenue $57 ’20E EBITDA $50 ’20E UFCF 25% ’17A-’19A Organic Revenue Growth 95%+ Customer Retention Rates 17% ’20E EBITDA Margin Financial Highlights ($ in mm) Operational Impact (Results Delivered to DMS Clients) $2.8bn in funded mortgages and personal loans 720k insurance policies resulting in > $615mm in initial insurance premiums >90k students enrolled Consumer Finance Insurance Education 4

Powerful Solutions Helping Brands Acquire Customers

Business Mix
(% of Revenue)



LiveRamp
EVERQUOTE
eHealth
QuinStreet
ANGI HOMESERVICES
CarGurus
lendingtree
theTradeDesk
Fortune 100 Insurance Agency
Fortune 100 Insurance Agency
Top 3 U.S. Mortgage Lender
Top 3 U.S. Auto Insurer
Leading Home Security Company
Top 100 U.S. University
Health & Wellness Software Company
Top 5 U.S. Nonprofit
Leading Home Security Company
Top 10 Fast Food Chain
Other[1] 5%
Marketplace Solutions 41%
Brand Direct Solutions 53%
Key Customers
Key Comparables

1. Includes software and marketing services.

Brand Direct Solutions

- Customized programs whereby DMS controls marketing spend across channels (search, social, display, etc)
- DMS provides end-to-end capabilities to deliver customers to the brand
- DMS leverages its database to target the most likely customers and convert them to paying customers for our clients

Marketplace Solutions

- Attract consumer audiences on DMS owned websites relevant to specific verticals such as: consumer finance and home services
- Relevant client offers presented to consumers
- Convert consumer audiences to customers leveraging DMS proprietary data (targeting based on millions of precedent interactions)
- Refine DMS database in real time via 100% transparent feedback loop

Other[1]

- White label software products for clients
- Creates extremely sticky relationships due to embedded nature of product within client marketing processes
- Exclusive, long-term contractual relationships on software; leads to high ability to cross-sell solutions

5
Digital Media Solutions

Blue Chip Clients Across Diverse Verticals Insurance Consumer Finance Education Brands Home Services Health & Wellness 95% Customer Retention Rate Across DMS Portfolio 5 of the Largest U.S. Insurance Firms Across Home & Auto Top 3 U.S. Mortgage Lender Top 3 Consumer Reporting Company Top-tier Large Universities Large Learning Software Providers Leading Brands Across Numerous Verticals Including: Food, Travel, and Retail Among Others 2 of the Leading Home Security Companies in U.S. Numerous Direct-to-Consumer Health & Wellness Brands 6

DMS Stands Out in the Ecosystem Value to Large Marketers Critical Nature of Services Traditional Ad Agencies Performance Marketing Digital Marketing Consultants Digital Ad Platforms vs. deficiencies down the value chain No guarantee on customer delivery Focused on creative services Limited technology capabilities Low margin High growth but mass-market (not a partner) No guarantee on customer delivery Limited transparency on data Outsource execution to 3rd parties No guarantee on customer delivery Transparent ROI Measurement Predictive Capabilities Clear Attribution of $ Spent vs. Customers Acquired Technology-first / Embedded with Marketing Departments Marketers are Increasingly Demanding Partners that can Prove Clear ROI on Ad Spend 7

DMS Embedded as Trusted Partner to Large-Scale Marketers

Deploying Data Driven Processes and Technology to Outperform Performance Targets

Fortune 100 Insurance Agency

- DMS proprietary marketing technology software integrated into company's marketing department
- DMS also provides leads from DMS owned & operated websites

Lowered Customer Acquisition Costs by ~10%

Top 3 U.S. Auto Insurer

- DMS provides leads via owned and operated websites
- Deeply integrated into DMS proprietary click marketplace with customized consumer targeting

Lowered Customer Acquisition Costs by ~15%

Top Ranked Home Services Company

- DMS provides leads across DMS vertical marketplace and other direct branded customer acquisition programs

Lowered Customer Acquisition Costs by ~5%

Top 100 U.S. University

- DMS provides leads via vertical marketplace and branded customer acquisition programs
- Enabling predictive ROI on marketing spend consistently
- Operationalized compliance procedures

Increased Application Rates by ~20%

8

Digital Media Solutions

DMS Has Clear Points of Differentiation

Sector Agnostic Expertise

% of Revenue[1]	
Insurance	*36%*
Education	*13%*
Consumer Finance	*11%*
Health & Wellness	*8%*
Other Brands / Verticals	*32%*

Allows DMS to capture rising digital ad spend across verticals

Channel Agnostic Expertise

Purchases by Distribution Channel[2]	
Paid Media	*25%*
Email	*24%*
Affiliate	*21%*
Display / Native	*18%*
Other	*12%*

No algorithm risk and multiple distribution channels

Proprietary Data Assets

- *Tracks User Interaction*
- *Indexing & Storage*
- *Validation*
- *Lead Delivery*
- *Lead Disposition*

Over 150mm consumer profiles built over a decade via $1bn+ ad spend developed on DMS platform

Software Tools Embed DMS with Customers

White Label Software-as-a-Service Tools

- *Real-time KPI Tracking*
- *Seamless 3rd Party Integration*
- *Cross Channel Attribution*

Long-term software agreements elevate DMS status as trusted partner to large brands

1. Reflects 2019 pro forma revenue for acquisitions. 2. 2019 data as of August 31, 2019.

Digital Media Solutions

9

Note: Market data as of 4/22/2020. Large, Rapidly Growing TAM with Significant Tailwinds Rising Digital Ad Spend Global Digital Ad Spend Growth Marketing Spend Still Under-Indexed Relative to Consumer Time Spent on Internet TV Ad Spend Internet Ad Spend (Inc. mobile) ’15A-’18A: 21% ’19E-’23E: 12% 50% under indexed vs. time viewed 33% over-indexed vs. time viewed Large Digital Ad Spend Across Verticals Market Recognition of Performance Marketing Growth Average Market Share Price Performance Autos Financial Services Insurance Health & Wellness Education 10 LTM to Pre-COVID Date as of 2/19/20 LTM to Current Date

COVID-19 Commentary Significant portion of revenue comes from verticals that are in the early stages of transition to digital and continue on elevated growth trajectory Countercyclical verticals with limited impact to client activity Certain marketplace solutions have been impacted, however DMS is committed to being disciplined on cost side and has multiple levers to align expenses Insurance Brands Health & Wellness 1 2 Education 3 Consumer Finance Diversified Resilient Business Model Performing in the Current Environment Vertical Only represented ~11% of 2019 revenue 11

2. Financial Highlights

Proven Ability to Grow Organically Organic revenue growth has accelerated due to significant investments in platform 25% ’17-’19 Organic CAGR Investments provide increased ability to cross-sell leads, enhanced software capabilities, and improve proprietary technology systems 9 M&A deals completed since 2016 with an average EV / EBITDA multiple of 5.1x Based on current EBITDA of the acquired assets, the effective multiple would be 3.8x Strategic expansion of key client accounts across the DMS ecosystem while continuing to execute on plan to go direct and disintermediate agencies Industry diversification; significant growth opportunities in the DMS Insurance and Performance Affiliate Commentary / Guidance ($ in millions) Revenue ($ in millions) EBITDA ($ in millions) UFCF % Margin % Conversion ‘17-’19 Actuals CAGR: 88% ’20-’21 CAGR: 25% ’20-’21 CAGR: 32% ’17-’19 Actuals CAGR: 73% Actuals Pro Forma for Acquisitions 12

Q1 Performance Update Revenue Gross Profit EBITDA Diversified Resilient Business Model Performing in the Current Environment +28% Positive shift in business mix towards brand direct solutions Most verticals stable and continue to grow Insurance continues to represent significant portion of revenue Consumer finance vertical down from 2019, though expect recovery in 2H20 Spending continues to get more efficient with new consumer experiences Able to shift expenses real-time to manage ad-spend vs. inventory Benefitting from shifting mix, leading to efficiencies in delivery to advertisers +22% EBITDA Margin +14% 13

Attractive Free Cash Flow Generation Commentary Strong FCF conversion provides capital for further investment in the business or acquisitions Adjustments Annualized cost savings resulting primarily from Ad Network reorganization Annualized cost savings related to redundant technology infrastructure at acquired companies One-time transaction expenses related to UE acquisition EBITDA generated by acquired entities (primarily UE.com) prior to closing Minimal Corporate Capital Expenditures requirement; primarily associated with software development 1 2 3 4 5 Unlevered FCF Build ($ in millions) 2019A 2020E Total Standalone EBITDA $34 $51 (+) Pro Forma Cost Savings 2 3 (+) UE Technology Synergies 3 3 (+) Transaction Expenses 4 -- (+) Acquisitions 9 -- Pro Forma Adjusted EBITDA $53 $57 (-) Capital Expenditures ($7) ($7) Unlevered Free Cash Flow $46 $50 % Conversion 87% 88% 1 2 3 4 5 14

AdTech AdTech Marketplaces Marketplaces Core Core Marketplaces Core DMS Benchmarks Well Against Peer Universe Source: Wall Street Research, Company Filings, Factset Estimates. Market Data as of 4/22/2020. 1. Reflects 2019 pro forma revenue for acquisitions. 2. UFCF defined as EBITDA – Capex. 3. Core comparables include EverQuote, LendingTree, and QuinStreet. 4. Marketplaces comparables include eHealth, Angi HomeServices, and CarGurus. 5. AdTech comparables include LiveRamp and TradeDesk. ’19A-’21E Revenue CAGR ‘20E EBITDA Margin ‘20E FCF Conversion 4 4 4 3 3 3 5 5 5 2 AdTech 15 1

3. Business Combination

Compelling Valuation

Firm Value / EBITDA[1]

Core Peers | Marketplaces | AdTech



FV / 2020E EBITDA
FV / 2021E EBITDA
13.2x
10.0x
NM
54.0x
16.3x
13.0x
12.8x
11.6x
45.7x
20.2x
25.6x
19.2x
19.5x
11.2x
58.5x
42.4x
56.9x
18.8x
Digital Media Solutions
EVERQUOTE
lendingtree
QuinStreet
CarGurus
eHealth
ANGI HOMESERVICES
theTradeDesk
LiveRamp

Firm Value / 2020E Revenue

Digital Media Solutions	EverQuote	LendingTree	QuinStreet	CarGurus	eHealth	ANGI HomeServices	The Trade Desk	LiveRamp
2.2x	3.7x	2.8x	0.9x	4.1x	5.5x	2.1x	16.4x	3.0x

Firm Value / 2020E UFCF[3]



FV / 2020E UFCF
15.0x
62.5x
19.0x
14.9x
52.5x
37.6x
28.1x
77.7x
NM
Digital Media Solutions
EVERQUOTE 2
lendingtree
QuinStreet
CarGurus
ANGI HOMESERVICES
eHealth
theTradeDesk
LiveRamp

Source: Wall Street Research, Company Filings, Factset Selected Estimates. Median estimates based on updated financial projections of peers since outlooks were revised in late March. EverQuote and LiveRamp calculated using median consensus estimates, for lack of sufficient updated data points.
Market Data as of 4/22/2020.
1. Based on Calendar Year EBITDA for all companies. 2. Based on 2021E multiples since EverQuote's 2020E multiples are non-meaningful. 3. UFCF defined as EBITDA – Capex.

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16

Detailed Transaction Overview 1. Assumes $10mm repayment of debt and $30mm contribution to the balance sheet at close. 2. Assumes 0% redemptions. 3. Reflects current cash in trust as of 2/12/2020. $200mm minimum cash condition inclusive of PIPE proceeds Sellers subject to 6-month lock-up on residual stake / 1-year lock-up for Leo founder shareholders subject to certain exceptions Management and Clairvest will have over 50% ownership of voting interests Illustrative Pro Forma Valuation Pro Forma Economic Ownership Other Key Terms/Timeline Sources and Uses2 ($ in millions) ($ in millions) Management: 24% Clairvest: 20% 17

Board Composition



Mary Minnick

- Chairperson of Board
- Formerly Global President of Marketing, Strategy and Innovation at The Coca-Cola Corporation
- Currently serves on the boards of Target Corporation and Glanbia PLC, and previously served on the boards of Heineken and WhiteWave Foods



Fernando Borghese

- Co-Founder & COO of DMS
- Current Board Member of LeadsCouncil



Robert Darwent

- CFO of Leo Holdings
- Currently serves on board of Loungers PLC



Robbie Isenberg

- Managing Director at Clairvest Group
- In addition to DMS, has served on the board of Cieslok Media, KUBRA and Lyophilization Services of New England
- Other portfolio companies include New Meadowlands Racetrack



Lyndon Lea

- Chairman & CEO of Leo Holdings
- Previously served on the boards of Aber Corp, Premier Foods and Yell



Joe Marinucci

- Co-Founder & CEO of DMS
- Previously Executive Board Member of LeadsCouncil



Jim Miller

- General Counsel and Corporate Secretary at Clairvest Group
- Serves on the board of Head Digital Works (Ace2Three) and plays an active transaction execution role in all of Clairvest's investment transactions

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Digital Media Solutions

Appendix: Investment Highlights

Key Investment Highlights Positioned well within large, underpenetrated and rapidly growing total addressable market with significant tailwinds Proprietary and data-driven technology platform paired with owned and operated websites power the DMS ecosystem and provide a competitive advantage Proven client value across high-value verticals with high diversification and limited exposure to single industry ROI driven model provides accountability and transparency to the digital marketing process, driving high client retention Selected accretive acquisitions along with exceptional pipeline of sourced targets have positioned the Company for accelerated growth and success Powerful financial engine that drives high FCF conversion compared to peers Best-in-class management team committed to strong compliance and monitoring initiatives that drive client collaboration and wins 1 2 3 4 5 6 7 19

1 Large, Underpenetrated and Rapidly Growing >$150bn TAM

Shift to Digital

Global Digital Ad Spend Growth

'15A-'18A: **21%**

'19E-'23E: **12%**

Marketing Spend Still Under-Indexed Relative to Consumer Time Spent on Internet

TV Ad Spend

33% over-indexed vs. time viewed

Internet Ad Spend (Inc. mobile)

50% under indexed vs. time viewed



43%
32%
52%
24%
TV
Internet
Consumer Time
Ad Spend

Source: eMarketer, Forrester, Statista, PulsePoint and Facebook.
1. Consists of CPG and Consumer Products.

DMS' Current Addressable Market

2019E US Digital Ad Spend by Vertical

Financial Services >$15bn

+

Insurance >$9bn

+

Brand[(1)] >$11bn

+

Education >$2bn

+

Healthcare >$4bn

+

Automotive >$16bn

+

Other Verticals>$50bn

2020 TAM : ~$150bn

Key Tailwinds

- Consumers increasing time spent on digital channels
- Marketing spend under-indexed relative to time spent on internet
- Recession resilient – marketers will switch spending where
- Results are measurable
- Fixed cost advertising maximizes ROI
- Demand for granular, 1-to-1 targeting of customers
- Discoverability of accessible high intent audiences to maximize conversion rate

20

Digital Media Solutions

Proprietary and 1st Party Data-Driven Technology Platform 2 Proprietary Technologies Real Time Bidding Click Marketplace Publisher Advertiser Transparent Bidding Process SaaS Software Proprietary Consumer Engagement Technology Tracks All User Interactions Click and Lead Routing Call Routing Proprietary Consumer Engagement Tracking Technology Data Warehouse Indexing and Storage Validation Lead Enhancement Permissions/Routing 1.4bn+ Monthly Ad Unit Impressions Data Feedback Loop and Integrated Technology Stack x Lead Disposition Lead Delivery 150mm+ Consumer Profiles Allows clients to track KPIs in real time from all marketing channels Provides advertisers with tools to seamlessly integrate with multiple third parties Cross-Channel Attribution Dashboard 21

Diversified Revenue Model Across High-Value Verticals 3 Consolidated Revenues by Vertical1 Key Statistics1 1. Reflects 2019 pro forma revenue for acquisitions. 2. 2019 data as of August 31, 2019. Purchases by Distribution Channel2 Top 20 Customers Account for ~45% of Total Sales Service ~5,000 SMB’s via the Agents Inside DMS’ Biggest Insurance Customers No Customer Represents More Than 6% of Total Sales Largest Portion of Distribution ~25% (Paid Media) 22

Results-driven Model Creates Sticky, Recurring Revenue Base 4 Previous Year Revenue from Retained Clients1 Commentary 129 164 275 ROI driven model provides accountability and transparency to the digital marketing process, driving high client retention DMS revenues driven by client success Deeply embedded in clients’ marketing processes, creating a highly sticky revenue profile with significant switching costs ROI across multiple distribution channels Driven by breadth of offering, mission-critical nature, data quality, continuous innovation, and client service Company continues to experience new clients growth through: Expansion of platform and capabilities Vertical diversification Tuck-in acquisitions # Clients Represented 1. Retained clients in current year are defined as clients who generated sales in both the previous year and in the current year. % Revenue from retained clients for any given year is calculated as previous year revenue generated for retained clients in given year over the total revenue from the previous year. Data excludes trial clients, development billings, and clients with less than 4 months of activity. 23

Proven M&A Playbook and Robust Pipeline 5 Target Aspects Attributes All self-sourced from strong industry relationships Accretive and delevering Ability to integrate into DMS platform and extract synergies DMS able to accelerate growth inside the DMS platform Attractive EV/LTM EBITDA multiples (Historical average of 5.1x) Based on current EBITDA of the acquired assets, the effective multiple would be 3.8x Supports talent acquisition 9 M&A deals completed since 2016 Enhance Digital Distribution Capabilities Add / Strengthen Verticals Education Brand Consumer Finance Insurance Career Health and Wellness Automotive Home Services M&A Pipeline by Focus Area M&A Pipeline by Financial Statistics1 Call Center Email SMS Affiliate Search Social Native Ads Programmatic Display Strengthen Technology Platform SMS Tech Websites / Content M&A Pipeline Details Gig Economy $32 $5 Average Note: Dollars in millions. 1. DMS assumptions and available data for 2019. 24

Powerful Financial Engine with High FCF Conversion 6 Source: Wall Street Research, Company Filings, Factset. Note: Market Data as of 4/22/2020. 1. Core Peers include LendingTree, EverQuote, and Quinstreet; 2. Reflects 2019 pro forma revenue for acquisitions. Revenue CAGR2 (’19-’21) EBITDA Margin (’20E) FCF Conversion (’20E) Peer Average1 17% 17% 88% 9% 10% 86% 25

7 Strong Management Team and Culture of Compliance

130+ years of Combined Experience


20+
Joe Marinucci
Co-Founder and CEO


18+
Fernando Borghese
Co-Founder and COO


20+
Randy Koubek
CFO


14+
Joey Liner
CRO


20+
Jonathan Katz
Chief Media Officer


13+
Matthew Goodman
Co-Founder and CIO


15+
Jason Rudolph
CTO


17+
Ryan Foster
General Counsel and EVP of Compliance

Compliance Initiatives, Monitoring/Audit Tools

PerformLine Website Audits
- Instant notification of changes made to internal and affiliate sites to ensure compliance

Consent Checks
- Capture consent on all internal websites

Suppression Mgmt. Consolidation
- Audit affiliates to ensure compliance with CAN-SPAM

Cybersecurity
- Compliance checkpoints
- Legal, Compliance and IT working group

Call Center Management
- Internal QA scoring and reporting
- Compliance audits (TCPA)

Vendor Management Process
- Documented affiliate onboarding processes
- Compliance procedures to assist in mitigating risk

Website Launch Process
- Defined process for website onboarding

Messaging Creative Review Process
- Oversees review process from affiliate management team for SMS and email

SMS Opt-Out and Compliance Process
- Data source auditing and seeding
- Local number portability check

Compliance Remediation Process
- Issue research and breakdown discovery
- Policy and procedure modification

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26

Top 20 Customer Sales Evolution ($ in millions) Revenue by Vertical Insurance Education Consumer Finance Brand Other1 2017-2019 CAGR 75% 216% 116% 77% 29% 71% Of 2019A’s Top 20 Customers That Spend an Average of $6.9mm, 16 of Them Were Customers in 2017 and Spent an Average of $2.6mm, with the Difference Representing New Logo Wins in 2018 1. Other includes Health and Wellness, Marketing and Other. Avg. Revenue / Customer # of Customers 27